UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

May 13, 2004
Ad hoc notification of Deutsche Telekom AG

Deutsche Telekom continues to record profitable growth in difficult market environment

•	Organic growth in net revenue of around 7.5 percent, excluding changes in the consolidated group and the effect of exchange rate fluctuations

•	Reported net revenue increased by around 2.7 percent to EUR 14.0 billion

•	Organic growth in adjusted EBITDA of 6.2 percent

•	Reported adjusted Group EBITDA increased by 2.4 percent to EUR 4.6 billion

•	Reported Group EBITDA decreased year-on-year from EUR 4.9 billion to EUR 4.5 billion

•	Adjusted results from ordinary business activities increased year-on-year by EUR 0.3 million to EUR 0.4 million

•	Adjusted net income increased year-on-year from EUR 113 million to EUR 227 million despite additions to accruals of EUR 148 million for Toll Collect

•	Free cash flow before dividend increased considerably from EUR 2.0 billion to EUR 2.9 billion.

•	Net debt reduced by an additional EUR 2 billion to EUR 44.6 billion compared with EUR 46.6 billion at the end of 2003; and by EUR 11.7 billion year-on-year

End of ad hoc notification

Information and elaborations of the issuer concerning this ad hoc notification

Despite the continued weak economic environment and increased pressure from competitors and regulation, Deutsche Telekom continued its course of profitable growth in the first quarter of 2004 in particular due to the positive development of its international business activities. Based on a more comparable consolidated group and excluding the effect of exchange rate fluctuations, net revenue increased organically by around 7.5 percent. Reported net revenue rose by 2.7 percent. Reported adjusted Group EBITDA grew by 2.4 percent. Organic growth in adjusted EBITDA amounted to 6.2 percent.

Overview of selected key figures (first quarter of 2004)

	Q1/2004 millions of EUR	Q1/2003 millions of EUR	Change millions of EUR	Change %	FY/2003 millions of EUR
Revenue	13,986	13,618	368	2.7	55,838
EBITDA adjusted for special factors 1)	4,585	4,476	109	109	18,288
EBITDA 1)	4,516	4,904	(388)	(7.9)	18,475
Adjusted results from ordinary business activities	415	66	349	n.a.	1,122
Results from ordinary business activities	346	494	(148)	(30.0)	1,398
Adjusted net income	227	113	114	n.a.	222
Net income	169	853	(684)	(80.2)	1,253
Net cash provided by operating activities	4,250	3,117	1,133	36.3	14,316
Free cash flow before dividend	2,900	2,004	896	44.7	8,285
Investments in property, plant and equipment, and intangible assets (excl. goodwill)	(1,019)	(909)	(110)	(12.1)	(6,234)
Net debt at balance sheet date (billions of EUR)	44.6	56.3	11.7	20.8	46.6

Selected key figures of the divisions

T-Com

	Q1/2004 millions of EUR	Q1/2003 millions of EUR	Change %	FY/2003 millions of EUR
Total revenue	6,975	7,490	(6.9)	29,206
EBITDA 1)	2,605	2,878	(9.5)	10,164
Adjusted EBITDA 2)	2,641	2,674	(1.2)	10,356

T-Mobile

	Q1/2004 millions of EUR	Q1/2003 millions of EUR	Change %	FY/2003 millions of EUR
Total revenue	5,944	5,310	11.9	22,778
EBITDA 1)	1,677	1,514	10.8	7,016
Adjusted EBITDA 2)	1,677	1,514	10.8	6,671

T-Systems

	Q1/2004 millions of EUR	Q1/2003 millions of EUR	Change %	FY/2003 millions of EUR
Total revenue	2,475	2,560	(3.3)	10,614
EBITDA 1)	301	368	(18.2)	1,412
Adjusted EBITDA 2)	301	286	5.2	1,415

T-Online

	Q1/2004 millions of EUR	Q1/2003 millions of EUR	Change %	FY/2003 millions of EUR
Total revenue	493	445	10.8	1,851
EBITDA 1)	119	75	58.7	335
Adjusted EBITDA 2)	119	75	58.7	310

Group Headquarters & Shared Services

	Q1/2004 millions of EUR	Q1/2003 millions of EUR	Change %	FY/2003 millions of EUR
Total revenue	1,090	1,093	(0.3)	4,268
EBITDA 1)	(163)	152	n.a.	(276)
Adjusted EBITDA 2)	(130)	(10)	n.a.	(316)

1)	EBITDA: Deutsche Telekom defines EBITDA as the results of ordinary business activities before net financial income/expense, including income related to subsidiaries, associated and related companies, amortization, and depreciation, and before other taxes; for a detailed explanation of these figures, see "Reconciliation of pro forma figures" www.telekom.de/investor-relations
2)	For detailed information, see "Reconciliation of pro forma figures" at www.telekom.de/investor-relations

Reported net revenue increased by EUR 0.4 billion, or 2.7 percent, year-on-year to just under EUR 14.0 billion in the first quarter of 2004. Including revenues of around EUR 250 million from companies that were still consolidated in the first quarter of 2003 and the negative impact of around EUR 0.4 billion from exchange rate fluctuations, net revenue increased organically by around 7.5 percent year-on-year. T-Mobile was the main driving force behind the increase in reported revenue, recording growth of 11.9 percent. The effects of exchange rate fluctuations with the U.S. dollar and the pound sterling were particularly strong in this area: Organic revenue growth in the mobile communications division was more than 19 percent. T-Online also recorded a strong increase of 10.8 percent in reported revenue. This more than offset the reductions in revenue at T-Com of around 7 percent, or 4.7 percent on an organic basis, mainly as a result of economic and competitive effects, and, at T-Systems, around 3 percent, or plus 0.3 percent on an organic basis, primarily due to changes in the consolidated group and decreases in the telecommunications segment.

Reported Group EBITDA increased by 2.4 percent year-on-year from EUR 4.5 billion to EUR 4.6 billion. Whereas adjusted EBITDA in the first quarter of 2003 included the positive effect of around EUR 70 million from companies that have since been deconsolidated, the figure for the first quarter of 2004 includes a negative impact of just over EUR 90 million from exchange rate fluctuations. Excluding these exchange rate fluctuation effects and changes in the consolidated group, adjusted EBITDA increased organically by 6.2 percent. EBITDA increases at T-Mobile, T-Online and T-Systems more than offset the decline at Group Headquarters & Shared Services, while the T-Com division reports stable EBITDA despite a decrease in revenue.

EBITDA including special factors decreased by around 8 percent to EUR 4.6 billion compared with the first quarter of 2003. This is primarily due to the non-recurrence of special factors such as the book gains from the sale of the remaining cable companies and Telecash, both of which made a positive contribution to reported EBITDA in the previous year. Special factors affecting EBITDA in the first quarter of 2004 include expenses of EUR 69 million for personnel restructuring measures (severance payments).

Adjusted results from ordinary business activities, an expression of the development of operating results, increased from EUR 66 million to EUR 415 million. In addition to the improvement in adjusted EBITDA, lower levels of depreciation and amortization resulting from reduced capital expenditures made a major contribution to the strong increase.

Adjusted net income doubled from EUR 113 million in the first quarter of 2003 to EUR 227 million, even though the figure for the first quarter of 2004 includes an accrual for contingent losses of around EUR 148 million for potential negative effects from the Toll Collect project. This accrual is a consequence of the revised project plan implemented by the new management in the first quarter of 2004, which led to a change in the project budget. Including special factors, net income in the first quarter of this year amounted to EUR 169 million, compared with EUR 853 million in the same period last year. This decrease is mainly due to the drop in other operating income and the non-recurrence of a positive tax effect resulting from T-Mobile's change in legal form from a stock corporation to a partnership in 2003.

Free cash flow before dividend payments increased considerably by EUR 0.9 billion year-on-year to EUR 2.9 billion in the first quarter of 2004. This growth is attributable in particular to an improvement of around EUR 1.3 billion in cash generated from operations, the causes of which include refunded income tax of balanced EUR 0.4 billion.

Net debt decreased further in the first quarter of this year, after debt reduction targets had already been exceeded at the end of 2003. Net debt amounted to EUR 44.6 billion at the end of March 2004. This represents a decrease of around EUR 2.0 billion since the end of 2003 and a reduction of around EUR 11.7 billion compared with the level at the end of the first quarter of 2003.

Deutsche Telekom expects to achieve its target for adjusted Group EBITDA of at least EUR 19.2 billion for the full 2004 financial year. Of this amount, T-Com is expected to account for EUR 10.7 billion, compared with EUR 10.4 billion in 2003. An increase in adjusted EBITDA from EUR 6.7 billion to EUR 7.8 billion is planned for T-Mobile. T-Systems is scheduled to make an EBITDA contribution of EUR 1.5 billion, compared with EUR 1.4 billion in 2003. T-Online plans a further increase in EBITDA from approximately EUR 0.3 billion to around EUR 0.4 billion. Group Headquarters and Shared Services is expected to generate negative EBITDA of EUR 0.9 billion. The difference of around EUR 0.3 billion between the total of the individual figures and the planned figure for adjusted EBITDA for the Group as a whole is accounted for by the reconciliation.

The development of capital expenditures and free cash flow also remains in line with expectations. Around EUR 7 billion has been earmarked for capital expenditures, with the possibility of increasing this figure by up to EUR 1.5 billion if potential investments will increase the value of the Group. Free cash flow is scheduled to total at least EUR 6 billion.

Subsequent to this ad hoc notification, Deutsche Telekom will publish a detailed press release which also includes comments on the development within the individual divisions of the Group. The press release is available on the Internet at www.telekom.de.

This notification contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account. In addition to the figures shown in accordance with German GAAP, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with German GAAP. For a definition of these pro forma figures, please refer to the explanations under "Reconciliation to pro forma figures" on Deutsche Telekom's Investor Relations website at http://www.deutschetelekom.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten Title: Vice President
Date: May 13, 2004